Exhibit 99.1

RNS Number: 9570V
Wolseley PLC
01 March 2004

WOLSELEY plc

Board and Board Committee Changes

Wolseley plc announces that Mr John Allan will step down from the Board as a non-executive director with effect from 19 March 2004 and that, with effect from the same date, Mr Gareth Davis will succeed Mr Allan as a member of the Remuneration Committee and that Mr Nigel Stein will succeed Mr Allan as a member of the Audit Committee. With effect from 19 March 2004 the Audit Committee will comprise of Mr Murray (Chairman), Mr Davis, Mr Stein and Mr Whybrow and, from the same date, the Remuneration Committee will comprise Mr Walker (Chairman), Mr Davis and Mr Whybrow.

Commenting on these changes Mr John Whybrow, Chairman of Wolseley, said:

“It is with much regret that after some five years John Allan will be retiring from the Board due to the increasing number of commitments being placed on him. The Board is grateful to John for the invaluable contribution that he has made to Wolseley over the years and we wish him well in the future. Gareth Davis joined the Board on 1 July 2003 and is currently a member of the Audit Committee. He will be joined on that Committee by Nigel Stein who joined the Board on 1 December 2003.”

1 March 2004

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